1934 ACT FILE NO. 001-15264

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
___________________

FORM 6-K
___________________

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of June 2013
___________________

Aluminum Corporation of China Limited
(Translation of Registrant's name into English)
___________________

No. 62 North Xizhimen Street
Haidian District, Beijing
People's Republic of China 100082
(Address of principal executive offices)
___________________

         Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X       Form 40-F

         Indicate by check mark if the registrant is submitting the Form 6-K in papers as permitted by Regulation S-T Rule 101(b)(1): __________

         Indicate by check mark if the registrant is submitting the Form 6-K in papers as permitted by Regulation S-T Rule 101(b)(7): __________

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                No      X

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Aluminum Corporation of China Limited (Registrant)
Date June 10, 2013	By /s/ Xu Bo Name: Xu Bo Title: Company Secretary

Certain statements contained in this announcement may be regarded as "forward-looking statements" within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company's filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company's views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company's views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company's views as of any date subsequent to the date of this announcement.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Aluminum Corporation of China Limited*
(a joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 2600)

PROPOSED DISPOSAL
OF THE ALUMINUM FABRICATION INTERESTS
OF THE COMPANY TO CHINALCO;
PROPOSED TRANSFER OF THE LOANS
OF THE COMPANY TO CHINALCO

Reference is made to the announcements of the Company dated 9 May 2013, 16 May 2013 and 7 June 2013 and the supplemental circular of the Company dated 7 June 2013 in relation to the Proposed Disposal of Aluminum Fabrication Interests and the Proposed Transfer of Loans.

The Company entered into the Aluminum Fabrication Interests Transfer Agreement with Chinalco on 9 June 2013, pursuant to which the Company agreed to sell and Chinalco agreed to purchase the Aluminum Fabrication Interests of the Company.

On the same date, the Company also entered into the Loan Transfer Agreement with Chinalco, pursuant to which the Company agreed to sell and Chinalco agreed to purchase the Loans of the Company.

As the controlling Shareholder of the Company, Chinalco is the connected person of the Company and therefore the Proposed Disposal of Aluminum Fabrication Interests and the Proposed Transfer of Loans constitute connected transactions under the Hong Kong Listing Rules.

Pursuant to Rule 14A.25 of the Hong Kong Listing Rules, the Proposed Disposal of Aluminum Fabrication Interests and the Proposed Transfer of Loans together with the Proposed Disposal of Aluminum Fabrication Assets and the Proposed Disposal of Alumina Assets as disclosed in the announcement of the Company dated 6 June 2013 shall be aggregated. As the highest applicable percentage ratio, calculated on all aggregated basis, in respect of such transactions exceeds 25% but is less than 75%, the aggregated transactions constitute major transactions as well as non-exempt connected transactions under the Hong Kong Listing Rules and are therefore subject to the reporting, announcement and the Independent Shareholders' approval requirements.

As set out in the AGM Notice and the Supplemental Notice, the ordinary resolutions in relation to the Proposed Disposal of Aluminum Fabrication Interests and the Proposed Transfer of Loans are to be considered and approved by the Independent Shareholders at the AGM. A supplemental circular containing, among others, (i) details of the Proposed Disposal of Aluminum Fabrication Interests and the Proposed Transfer of Loans; (ii) a letter of recommendation from the independent board committee to the Independent Shareholders of the Company; and (iii) a letter of advice by an independent financial adviser to the independent board committee and the Independent Shareholders of the Company, has been dispatched to the Shareholders of the Company on 7 June 2013.

1	BACKGROUNDS

Reference is made to the announcements dated 9 May 2013, 16 May 2013 and 7 June 2013 and the supplemental circular of the Company dated 7 June 2013 in relation to the Proposed Disposal of Aluminum Fabrication Interests and the Proposed Transfer of Loans.

The Company entered into the Aluminum Fabrication Interests Transfer Agreement with Chinalco on 9 June 2013, pursuant to which the Company agreed to sell and Chinalco agreed to purchase the Aluminum Fabrication Interests of the Company.

On the same date, the Company also entered into the Loan Transfer Agreement with Chinalco, pursuant to which the Company agreed to sell and Chinalco agreed to purchase the Loans of the Company.

2	PRINCIPAL TERMS OF THE ALUMINUM FABRICATION INTERESTS TRANSFER AGREEMENT

Date:	9 June 2013

Parties:	Chinalco (as the purchaser); and
the Company (as the seller).

Consideration:

RMB3,242,245,400, being the initial bidding price of the Aluminum Fabrication Interests, which is determined with reference to the appraised net asset value of the Aluminum Fabrication Interests and the relevant requirements of CBEX.

Payment:

The consideration shall be paid in cash. The first payment, i.e. approximately 30% of the consideration for the Proposed Disposal of Aluminum Fabrication Interests in an amount of RMB972,673,620 shall be paid within five working days after the Effective Date and the remaining approximately 70% of the consideration in an amount of RMB2,269,571,780 shall be paid before 30 June 2014. Chinalco is also required to pay interests to the Company with respect to the amount of the second installment of the consideration for the period starting from the date immediately after the Effective Date until the second payment date at the loan interest rate from the PBOC per annum.

The audited consolidated net profits/losses of the Aluminum Fabrication Enterprises attributable to the Company incurred during the period from 31 December 2012 (i.e. the valuation reference date) to the Effective Date shall be assumed by the Company. Such profits/losses and the relevant interests shall be settled together with the second installment.

The parties shall cooperate so as to complete the relevant registrations of transfer of the Aluminum Fabrication Interests with the competent business registration authority within sixty working days after the Effective Date.

Transfer of Loans:

Pursuant to the Aluminum Fabrication Interests Transfer Agreement, the Company shall transfer the loans owed by Chalco Henan and Chalco Qingdao, of which the aggregate book values not exceeding RMB3 billion as at 31 December 2012, to Chinalco by way of a separate agreement, i.e. the Loan Transfer Agreement.

According to the relevant PRC laws and regulations, the PRC legal advisers of the Company confirm that it is the contractual obligation for the parties to complete the Proposed Transfer of Loans pursuant to the Aluminum Fabrication Interests Transfer Agreement but not a conditional precedent of this agreement.

The consideration of the Proposed Transfer of Loans is not included in the consideration of the Proposed Disposal of Aluminum Fabrication Interests, and shall be determined based on the appraised value of the Loans as prepared by a qualified independent valuer.

For details of the Proposed Transfer of Loans, please refer to the section headed "3. Principal Terms of the Loan Transfer Agreement" set out below in this announcement.

Conditions Precedent:	The Aluminum Fabrication Interests Transfer Agreement shall become effective upon the satisfaction of, among other things, the followings:

(a)	the approval for the Aluminum Fabrication Interests Transfer Agreement by the Independent Shareholders having been obtained; and

(b)	the necessary consents by the SASAC having been obtained.

As the disposal of the Aluminum Fabrication Interests is by way of open tender, the Company is required to enter into eight separate sell and purchase agreements with Chinalco on the same signing date of the Aluminum Fabrication Interests Transfer Agreement, which will be in compliance with the terms set out in the Aluminum Fabrication Interests Transfer Agreement and will form part of the Aluminum Fabrication Interests Transfer Agreement. As the eight sale and purchase agreements are subject to the approval by the SASAC and the Independent Shareholders as a whole, such agreements will be completed together on the same completion date of the Aluminum Fabrication Interests Transfer Agreement.

The Aluminum Fabrication Interests will cease to be consolidated into the financial statements of the Group and the Proposed Disposal of Aluminum Fabrication Interests will be completed on the Effective Date. As for the Aluminum Fabrication Interests Transfer Agreement, due to the deferred payment term, such agreement will be completed after the full payments of the consideration.

Considering the number of the Aluminum Fabrication Interests to be valued, the large scale of their assets and the limited time, the Company engaged different independent valuers to conduct the valuation work so as to meet the expected timetable. Pursuant to the appraisal reports issued by CEA and PCAA, the total appraised value of the Aluminum Fabrication Interests as at 31 December 2012 attributable to the equity interest held by the Company was RMB2,087,570,000, among which the value of the net assets attributable to the 86.84% equity interest in Chalco Henan held by the Company amounted to RMB-1,129,166,200. As each bidding price of the Aluminum Fabrication Interests shall be higher than the net appraised value prepared by the independent valuer or RMB0 (if applicable) pursuant to the relevant requirements of CBEX, the Company is required to dispose the Aluminum Fabrication Interests at the consideration of not less than RMB3,216,736,200. Based on the aforementioned factors, the Company set the initial bidding price of the Aluminum Fabrication Interests at RMB3,242,245,400 in excess of RMB25,509,200 from the minimum bidding price being RMB3,216,736,200. The excess of RMB25,509,200 is determined with reference to the appraised value of Sapa Chalco attributable to the difference between the actual contribution percentage and the registered shareholding percentage of the Company in Sapa Chalco, being approximately 11.95%. Sapa Chalco is a joint venture company which is owned as to 50% and 50% by the Company and the other shareholder. As at the date of the announcement, the registered capital of Sapa Chalco has not been fully paid by its other shareholder. Accordingly, the actual contribution percentage of the Company in Sapa Chalco is 61.95% in excess of 11.95% from its registered shareholding percentage of 50%. In view of this, the Company set an excess of RMB25,509,200 from the minimum bidding price of RMB3,216,736,200. Apart from Sapa Chalco, the registered capitals of the remaining seven Aluminum Fabrication Enterprises have been fully paid as at the date of the announcement.

3	PRINCIPAL TERMS OF THE LOAN TRANSFER AGREEMENT

Date:	9 June 2013

Parties:	Chinalco (as the purchaser); and
the Company (as the seller).

Consideration:

RMB1,755,970,700,which is determined after arm's length negotiations between the parties, with reference to the appraised total values of the Loans in compliance with relevant requirements of the Administration of Sate-owned Assets Valuation Procedures () promulgated by the State Council of the PRC which requires transfer of loans by state-owned enterprise to be appraised by a qualified independent valuer. Pursuant to the appraisal reports issued by China United Assets Appraisal Group, the appraised values of Loan I and Loan II as at 31 December 2012 were RMB1,639,470,700 and RMB116,500,000, respectively, which were calculated based on the liquidation approach.

Payment:	The consideration shall be paid in cash in five equal installments, representing 20% of the consideration for the Proposed Transfer of Loans in amount of RMB351,194,140.

The first installment shall be paid within thirty days after the Effective Date.

The second installment, together with the relevant interests in respect of the amount of such installment for the period starting from the date immediately after the Effective Date until such installment payment date at the loan interest rate from the PBOC per annum, shall be paid before 30 June 2014.

The third installment, together with the relevant interests in respect of the amount of such installment for the period starting from the date immediately after the Effective Date until such installment payment date at the loan interest rate from the PBOC per annum, shall be paid before 30 June 2015.

The fourth installment, together with the relevant interests in respect of the amount of such installment for the period starting from the date immediately after the Effective Date until such installment payment date at the loan interest rate from the PBOC per annum, shall be paid before 30 June 2016.

The last installment, together with the relevant interests in respect of the amount of such installment for the period starting from the date immediately after the Effective Date until such installment payment date at the loan interest rate from the PBOC per annum, shall be paid before 30 June 2017.

Any new loan owed by Chalco Henan and Chalco Qingdao to the Group incurred during the period from 31 December 2012 to the Effective Date, shall be assumed by Chalco Henan and Chalco Qingdao, which will also be jointly assumed by Chinalco.

Conditions Precedent:	The Loan Transfer Agreement shall become effective upon the satisfaction of, among other things, the followings:

(a)	the approval for the Loan Transfer Agreement by the Independent Shareholders having been obtained;

(b)	the necessary consents by SASAC having been obtained; and

(c)	the Aluminum Fabrication Interests Transfer Agreement having became effective.

The Proposed Transfer of Loans will be completed on the Effective Date. As for the Loan Transfer Agreement, due to the deferred payment term, such agreement will be completed after the full payments of the consideration.

4	INFORMATION ABOUT THE PARTIES

The Company is a joint stock limited company established in the PRC; its shares are listed on the Hong Kong Stock Exchange and the Shanghai Stock Exchange, and its ADSs are listed on the New York Stock Exchange. The Group is principally engaged in mining of bauxite; the production and sales of alumina, primary aluminum and aluminum fabrication products; operation of coal and iron ore businesses as well as trading of other non-ferrous metal products. The Group is the largest producer of alumina, primary aluminum and aluminum fabrication products in the PRC.

Chinalco, as the controlling shareholder of the Company, directly and indirectly holds 41.62% of the shares of the Company as at the date of the announcement. Chinalco is a stated-owned enterprise incorporated under the laws of the PRC, whose entities and businesses were contributed to the Company upon the Company's establishments. The principal activities of Chinalco include copper fabrication and manufacturing of aluminum fabrication materials.

5	INFORMATION ABOUT THE TARGET ASSETS

5.1	Information about the Aluminum Fabrication Interests

(a)	Chalco Henan

Chalco Henan Aluminum Fabrication Co., Ltd. (), is a limited liability company established in August 2005. It is mainly engaged in the production and operation of aluminum and aluminum alloy sheets, strips, foils and sections. As at the date of the announcement, the Company directly holds 86.84% equity interest in Chalco Henan.

As at 31 December 2012, the audited net asset of Chalco Henan was approximately RMB-1,469.79 million. The value of the net asset of Chalco Henan was approximately RMB-1,300.28 million as at 31 December 2012, based on the valuation report prepared by CEA by using the asset-based approach. Further audited consolidated financial information of Chalco Henan is set out in the table below (prepared under the PRC GAAP):

	For the year ended	For the year ended
	31 December 2011	31 December 2012

Net profit (before taxation and	approximately	approximately
extraordinary items)	RMB-328.05 million	RMB-516.16 million
Net profit (after taxation and	approximately	approximately
extraordinary items)	RMB-328.05 million	RMB-516.16 million

(b)	Chalco Southwest Aluminum

Chalco Southwest Aluminum Co., Ltd. (), is a limited liability company established in September 2004. It is mainly engaged in the production and operation of high-precision aluminum segments and trips such as hot-rolled blanks for aluminum alloy bodies, tank covers, PS, aluminum foils and bottle caps. As at the date of the announcement, the Company directly holds 60% equity interest in Chalco Southwest Aluminum.

As at 31 December 2012, the audited net asset of Chalco Southwest Aluminum was approximately RMB619.05 million. The value of the net asset of Chalco Southwest Aluminum was approximately RMB722.69 million as at 31 December 2012, based on the valuation report prepared by CEA by using the asset-based approach. Further audited consolidated financial information of Chalco Southwest Aluminum is set out in the table below (prepared under the PRC GAAP):

	For the year ended	For the year ended
	31 December 2011	31 December 2012

Net profit (before taxation and	approximately	approximately
extraordinary items)	RMB79.98 million	RMB-21.31 million
Net profit (after taxation	approximately	approximately
and extraordinary items)	RMB67.76 million	RMB-18.40 million

(c)	Chalco Southwest Cold Rolling

Chalco Southwest Cold Rolling Co., Ltd. (), is a limited liability company established in March 2006. It is mainly engaged in rolling aluminum and aluminum alloy processing and development of production technologies relating to high-precision aluminum sheets and strips. As at the date of the announcement, the Company directly holds 100% equity interest in Chalco Southwest Cold Rolling.

As at 31 December 2012, the audited net asset of Chalco Southwest Cold Rolling was approximately RMB528.96 million. The value of the net asset of Chalco Southwest Cold Rolling was approximately RMB578.88 million as at 31 December 2012, based on the valuation report prepared by CEA by using the asset-based approach. Further audited consolidated financial information of Chalco Southwest Cold Rolling is set out in the table below (prepared under the PRC GAAP):

	For the year ended	For the year ended
	31 December 2011	31 December 2012

Net profit (before taxation and	approximately	approximately
extraordinary items)	RMB-39.46 million	RMB-200.21 million
Net profit (after taxation and	approximately	approximately
extraordinary items)	RMB-33.61 million	RMB-170.92 million

(d)	Huaxi Aluminum

Huaxi Aluminum Co., Ltd. (), is a limited liability company established in July 2001. It is mainly engaged in the production and sales of aluminum products, mechanical and electrical products and equipment; sales of pure aluminum. As at the date of the announcement, the Company directly holds 56.86% equity interest in Huaxi Aluminum.

As at 31 December 2012, the audited net asset of Huaxi Aluminum was approximately RMB281.14 million. The value of the net asset of Huaxi Aluminum was approximately RMB349.71 million as at 31 December 2012, based on the valuation report prepared by CEA by using the asset-based approach. Further audited consolidated financial information of Huaxi Aluminum is set out in the table below (prepared under the PRC GAAP):

	For the year ended	For the year ended
	31 December 2011	31 December 2012

Net profit (before taxation and	approximately	approximately
extraordinary items)	RMB-10.87 million	RMB-86.02 million
Net profit (after taxation and	approximately	approximately
extraordinary items)	RMB-9.38 million	RMB-99.68 million

(e)	Chalco Ruimin

Chalco Ruimin Co., Ltd. (), is a limited liability company established in December 2004. It is mainly engaged in the production of aluminum, magnesium and such alloys products. As at the date of the announcement, the Company directly holds 93.47% equity interest in Chalco Ruimin.

As at 31 December 2012, the audited net asset of Chalco Ruimin was approximately RMB1,510.17 million. The value of the net asset of Chalco Ruimin was approximately RMB1,698.75 million as at 31 December 2012, based on the valuation report prepared by PCAA by using the asset-based approach. Further audited consolidated financial information of Chalco Ruimin is set out in the table below (prepared under the PRC GAAP):

	For the year ended	For the year ended
	31 December 2011	31 December 2012

Net profit (before taxation and	approximately	approximately
extraordinary items)	RMB27.15 million	RMB-262.04 million
Net profit (after taxation	approximately	approximately
and extraordinary items)	RMB28.96 million	RMB-225.11 million

(f)	Chalco Qingdao

Chalco Qingdao Light Metal Company Limited (), is a limited liability company established in August 2008. It is mainly engaged in the production and sales of bauxite and magnesite products, smelted products and processed products. As at the date of the announcement, the Company directly holds 100% equity interest in Chalco Qingdao.

As at 31 December 2012, the audited net asset of Chalco Qingdao was approximately RMB136.37 million. The value of the net asset of Chalco Qingdao was approximately RMB174.88 million as at 31 December 2012, based on the valuation report prepared by PCAA by using the asset-based approach. Further audited consolidated financial information of Chalco Qingdao is set out in the table below (prepared under the PRC GAAP):

	For the year ended	For the year ended
	31 December 2011	31 December 2012

Net profit (before taxation and	approximately	approximately
extraordinary items)	RMB-55.59 million	RMB-49.23 million
Net profit (after taxation and	approximately	approximately
extraordinary items)	RMB-55.59 million	RMB-54.94 million

(g)	Sapa Chalco

Sapa Chalco Aluminum Products (Chongqing) Co., Ltd. (), is a limited liability company established in June 2011. It is mainly engaged in the design, production, processing, operation and sales of aluminum alloy squeeze structures and aluminum alloy vehicle body modules (). As at the date of the announcement, the Company directly holds 50% equity interest in Sapa Chalco.

As at 31 December 2012, the audited net asset of Sapa Chalco was approximately RMB207.84 million. The value of the net asset of Sapa Chalco was approximately RMB210.90 million as at 31 December 2012, based on the valuation report prepared by CEA by using the asset-based approach. Further audited consolidated financial information of Sapa Chalco is set out in the table below (prepared under the PRC GAAP):

	For the year ended	For the year ended
	31 December 2011	31 December 2012

Net profit (before taxation and	approximately	approximately
extraordinary items)	RMB-10.87 million	RMB-10.65 million
Net profit (after taxation and	approximately	approximately
extraordinary items)	RMB-9.25 million	RMB-8.94 million

(h)	Guizhou Chalco

Guizhou Chalco Aluminum Co., Ltd. (), is a limited liability company established in January 2011. It is mainly engaged in the production and sales of aluminum, aluminum alloy sheets, strips and foils. As at the date of the announcement, the Company directly holds 40% equity interest in Guizhou Chalco.

As at 31 December 2012, the audited net asset of Guizhou Chalco was approximately RMB339.65 million. The value of the net asset of Guizhou Chalco was approximately RMB343.14 million as at 31 December 2012, based on the valuation report prepared by PCAA by using the asset-based approach. Further audited consolidated financial information of Guizhou Chalco is set out in the table below (prepared under the PRC GAAP):

	For the year ended	For the year ended
	31 December 2011	31 December 2012

Net profit (before taxation and	approximately	approximately
extraordinary items)	RMB1.32 million	RMB21.08 million
Net profit (after taxation and	approximately	approximately
extraordinary items)	RMB1.24 million	RMB18.46 million

The valuation reports prepared by CEA as well as PCAA with customary assumptions are all based on the asset-based approach due to the following reasons:

(i)	The adoption of market approach was not appropriate, as it is difficult to find any comparable transactions involving in the market;

(ii)

The adoption of income approach was also not appropriate as it is difficult to make an accurate estimate on the future income of the Aluminum Fabrication Interests after taking into: (a) the Aluminum Fabrication Enterprises are principally engaged in trading of non-ferrous metal and related products, which has a very cyclical business nature; (b) some of the Aluminum Fabrication Enterprises have only been in operation for less than three years and thus lack of historical financial information to support estimation of future income; and (c) certain factories or production plants of the Aluminum Fabrication Enterprises are still under construction and the respective businesses have not generated any revenue yet; and

(iii)

The asset-based approach is based on the balance sheet of the valued target. CEA and PCAA have access to the necessary materials as required by the asset-based approach so as to conduct a comprehensive valuation.

As such, CEA and PCAA both adopted the asset-based approach among the aforementioned three basic valuation methods to derive the appraised net assets values of the Aluminum Fabrication Interests.

5.2	Information about the Loans of the Company

(a)	Loan I

As at 31 December 2012, the book value of the entrusted loans owed by Chalco Henan to the Company amounted to approximately RMB2,809 million. Pursuant to the appraisal report issued by China United Assets Appraisal Group, the appraised value of Loan I as at 31 December 2012 was RMB1,639,470,700.

(b)	Loan II

As at 31 December 2012, the book value of the entrusted loans owed by Chalco Qingdao to the Company amounted to approximately RMB116.5 million. Pursuant to the appraisal report issued by China United Assets Appraisal Group, the appraised value of Loan II as at 31 December 2012 was RMB116,500,000.

The aforementioned valuation reports prepared by China United Assets Appraisal Group with customary assumptions are based on the liquidation approach due to the following reasons:

(i)

As an insolvent company, Chalco Henan has been in operating loss since 2010 and could not generate cash flow to repay its loans. The only possible way for Chalco Henan to repay its loans is to get liquidated;

(ii)

As for Chalco Qingdao, it has been in operating loss since 2010 and may be in financial distress as it cannot pay-off its short-term loans. Chalco Qingdao could not generate cash flow to repay its loans and the only possible way for Chalco Qingdao to repay its loans is to get liquidated.

6	REASONS FOR AND BENEFITS OF THE TRANSACTIONS

Upon completion of the Proposed Disposal of Aluminum Fabrication Interests and the Proposed Disposal of Aluminum Fabrication Assets as disclosed in the announcement of the Company dated 6 June 2013, the Company will be no longer engaged in the aluminum fabrication business. The reasons for the disposal of aluminum fabrication business are as follows:

(a)

The Company's current strategic position is to "develop leading products of the Company by moving towards the upstream of the industry chain with advantages, strengthen the business of alumina and aluminum based on resources". As currently most of the aluminum fabrication products of the Group are not the competitive products with leading technology and high added value, and the aluminum fabrication business of the Company is lacking of competitive advantages in the market, the proposed disposal of aluminum fabrication business is in line with such strategic position, and is in the interests of the Shareholders.

(b)

The Company recorded a significant loss in 2012, which is partially due to the continuous loss in the aluminum fabrication segment. In order to turn losses into gains this year, the Company proposes to dispose of the Aluminum Fabrication Interests and the Aluminum Fabrication Assets so as to reduce losses as well as strengthen the working capital of the Company.

(c)

In addition, the disposal of the aluminum fabrication business can optimize the assets structure, lower the debt to asset ratio, improve the debt portfolio of the Company, increase the cash flow of the Group and strengthen the re-financing ability of the Company, which is beneficial for the Company to focus on the development of quality resources and develop the business relating to the quality resources, so as to move towards the forefront of the industry chain and the high-end of the value chain.

As part of the arrangement of the transfer of the aluminum fabrication business, the Company also proposed to enter into the Loan Transfer Agreement with Chinalco due to the following reasons:

(a)

Upon completion of the Proposed Disposal of Aluminum Fabrication Interests, the nature of the loans of the Company owed by Chalco Henan and Chalco Qingdao will change from intra-group debts into the external debts. As Chalco Henan and Chalco Qingdao are insolvent and inability to repay all their debts, the Loans are substantially likely to become bad debts after the Company loses the control over the afore-mentioned entities. The Proposed Transfer of Loans can avoid the risk of bad debts and supplement the working capital of the Company.

(b)

Upon acquisition of the equity interests of Chalco Henan and Chalco Qingdao from the Company by Chinalco, the Loans will constitute the use of a listed company's funds by the controlling shareholder , which is not encouraged by the relevant regulatory authorities. In order to resolve this issue, the Company proposes to transfer the Loans to Chinalco.

In compliance with the relevant requirements of the Administration of Sate-owned Assets Valuation Procedures () promulgated by State Council of the PRC which requires transfer of loans by state-owned enterprise to be appraised by a qualified independent valuer to appraise the net assets of the loans as the reference of the consideration according to the relevant PRC laws and regulations. Although the consideration of the Loans is lower than its book value, as part of the arrangement of the disposal of aluminum fabrication business of the Company, the total considerations, including the considerations for the Proposed Disposal of Aluminum Fabrication Interests, the Proposed Disposal of Aluminum Fabrication Assets and the Proposed Transfer of Loans, are favorable for the Company and its Shareholders.

There is a small proportion of the competitive products with leading technology and high added value in the Aluminum Fabrication Enterprises, and the product structure is not in line the Company's new strategies. Besides, the competitive businesses of the Company mainly include the alumina segment and aluminum segment, and the aluminum fabrication business of the Company is lacking of competitive advantages in the market. Taking into the above factors, the Directors believe that there is no disadvantage of the Proposed Disposal of the Aluminum Fabrication Interests for the Company and its Shareholders.

In the event that the Company fails to dispose its aluminum fabrication business, the Company will continue to manage such business according to its annual plan of 2013 and will try a pilot market reform to reduce the continuous loss in the aluminum fabrication business with its every effort. Therefore, the Company estimates that no material changes will occur.

7	FINANCIAL EFFECT OF THE TRANSACTIONS

The proceeds from the Proposed Disposal of Aluminum Fabrication Interests and the Proposed Transfer of Loans will be used for repaying a proportion of the loans of the Group so as to lower the size of the outstanding debt and supplementing the working capital of the Company so as to develop the key businesses of the Group, such as the construction and production of alumina mine, the production of aluminum and the integration of the coal, electricity and aluminum.

The gains expected to accrue to the Company from the Proposed Disposal of Aluminum Fabrication Interests (before deducting taxes and other expenses payable by the Company in respect of the disposal), being the difference between the consideration and the carrying amount of the Group's investment (excluding any profit recognized or loss incurred by the underlying interests before they are acquired by the Group, if any) at the date of 31 December 2012, are approximately RMB1,006 million.

The excesses of consideration over the net book value (excluding any relevant profit recognized or loss incurred before they are acquired by the Group, if any) of the Aluminum Fabrication Interests at the date of 31 December 2012 are approximately RMB1,006 million. As such, the net asset value of the Company will be increased upon completion of the Proposed Disposal of Aluminum Fabrication Interests.

As the consideration for the Proposed Transfer of Loans is lower than the book values of the Loans as at 31 December 2012, the Company will incur a loss on disposal of approximately RMB1,170 million upon completion of the Proposed Transfer of Loans.

8	IMPLICATIONS UNDER THE LISTING RULES

As the controlling Shareholder of the Company, Chinalco is the connected person of the Company and therefore the Proposed Disposal of Aluminum Fabrication Interests and the Proposed Transfer of Loans constitute connected transactions under the Hong Kong Listing Rules.

Pursuant to Rule 14A.25 of the Hong Kong Listing Rules, the Proposed Disposal of Aluminum Fabrication Interests and the Proposed Transfer of Loans together with the Proposed Disposal of Aluminum Fabrication Assets and the Proposed Disposal of Alumina Assets as disclosed in the announcement of the Company dated 6 June 2013 shall be aggregated. As the highest applicable percentage ratio, calculated on all aggregated basis, in respect of such transactions exceeds 25% but is less than 75%, the aggregated transactions constitute major transactions as well as non-exempt connected transactions under the Hong Kong Listing Rules and are therefore subject to the reporting, announcement and the Independent Shareholders' approval requirements.

As Mr. Xiong Weiping, Mr. Liu Caiming and Mr. Lv Youqing, the Directors, also hold management positions in Chinalco, they have abstained from voting on the board resolutions in respect of the Proposed Disposal of Aluminum Fabrication Interests and the Proposed Transfer of Loans. Save as the aforementioned, none of the Directors has material interest in such connected transactions and therefore no other Director has abstained from voting on such board resolutions.

As set out in the AGM Notice and the Supplemental Notice, the ordinary resolutions in relation to the Proposed Disposal of Aluminum Fabrication Interests and the Proposed Transfer of Loans are to be considered and approved by the Independent Shareholders at the AGM. A supplemental circular containing, among others, (i) details of the Proposed Disposal of Aluminum Fabrication Interests and the Proposed Transfer of Loans; (ii) a letter of recommendation from the independent board committee to the Independent Shareholders of the Company; and (iii) a letter of advice by an independent financial adviser to the independent board committee and the Independent Shareholders of the Company, has been dispatched to the Shareholders of the Company on 7 June 2013.

9	DEFINITIONS

In this announcement, the following expressions have the following meanings unless the context requires otherwise:

"A Share(s)"	the domestic share(s) issued by the Company and denominated in RMB and which are listed on the Shanghai Stock Exchange;

"A Shareholder(s)"	holder(s) of A Shares;

"ADS(s)"	the American Depository Share(s) issued by the Bank of New York as the depository bank and listed on the New York Stock Exchange, with each ADS representing 25 H Shares;

"AGM"	the annual general meeting of the Company to be held at the Company's conference room, No. 62 North Xizhimen Street, Haidian District, Beijing, the PRC at 9:30 a.m. on Thursday, 27 June 2013;

"AGM Notice"	the notice issued by the Company to the Shareholders dated 13 May 2013 for the AGM;

"Aluminum Fabrication	the enterprises including Chalco Henan, Chalco Southwest Aluminum, Chalco Southwest Cold Rolling, Huaxi
Enterprises"	Aluminum, Chalco Ruimin, Chalco Qingdao, Sapa Chalco and Guizhou Chalco, the equity interests in which are proposed to be disposed of by the Company;

"Aluminum Fabrication Interests"

the 86.84% equity interest in Chalco Henan, 60% equity interest in Chalco Southwest Aluminum, 100% equity interest in Chalco Southwest Cold Rolling, 56.86% equity interest in Huaxi Aluminum, 93.47% equity interest in Chalco Ruimin, 100% equity interest in Chalco Qingdao, 50% equity interest in Sapa Chalco and 40% equity interest in Guizhou Chalco, all of which are directly held by the Company as at the date of the announcement;

"Aluminum Fabrication	the agreement to be entered into between the Company and Chinalco, pursuant to which the Company agreed to
Interests Transfer Agreement"	sell and Chinalco agreed to purchase the Aluminum Fabrication Interests;

"associate(s)"	has the same meaning as defined in the Hong Kong Listing Rules;

"Board"	the board of Directors;

"CBEX"	China Beijing Equity Exchange, an approved equity exchange for the transfer of state-owned assets;

"CEA"	China Enterprise Appraisals Co., Ltd., a qualified independent valuer;

"Chalco Henan"

Chalco Henan Aluminum Fabrication Co., Ltd.* (), a limited liability company established in the PRC, which is directly owned as to 86.84% equity interest by the Company as at the date of the announcement;

"Chalco Qingdao"

Chalco Qingdao Light Metal Company Limited* (), a limited liability company established in the PRC, which is directly owned as to 100% equity interest by the Company as at the date of the announcement;

"Chalco Ruimin"	Chalco Ruimin Co., Ltd.* (), which is directly owned as to 93.47% equity interest by the Company as at the date of the announcement;

"Chalco Southwest Aluminum"	Chalco Southwest Aluminum Co., Ltd.* (), a limited liability company established in the PRC, which is directly owned as to 60% equity interest by the Company as at the date of the announcement;

"Chalco Southwest Cold Rolling"	Chalco Southwest Cold Rolling Co., Ltd.* (), a limited liability company established in the PRC, which is directly owned as to 100% equity interest by the Company as at the date of the announcement;

"Chinalco"	Aluminum Corporation of China* (), a state-owned enterprise and the controlling Shareholder of the Company;

"Company"

Aluminum Corporation of China Limited* (), a joint stock limited company established in the PRC, the A Shares, H Shares and ADS(s) of which are listed on the Shanghai Stock Exchange, the Hong Kong Stock Exchange and the New York Stock Exchange, respectively;

"connected person(s)"	has the same meaning ascribed thereto under the Hong Kong Listing Rules;

"Director(s)"	the director(s) of the Company;

"Effective Date"

the respective date when each of the agreements in relation to the Proposed Disposal of Aluminum Fabrication Interests and the Proposed Transfer of Loans becomes effective after satisfaction of the relevant condition precedents as set out in such agreements;

"Group"	the Company and its subsidiaries;

"Guizhou Chalco"	Guizhou Chalco Aluminum Co., Ltd.* (), which is directly owned as to 40% equity interest by the Company as at the date of the announcement;

"H Share(s)"

the overseas-listed foreign invested share(s) in the Company's share capital, with a nominal value of RMB1.00 each, which are listed on the Hong Kong Stock Exchange and subscribed for in Hong Kong dollars;

"H Shareholder(s)"	holder(s) of H Shares;

"Hong Kong"	the Hong Kong Special Administrative Region of the PRC;

"Hong Kong Listing Rules"	the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited;

"Hong Kong Stock Exchange"	The Stock Exchange of Hong Kong Limited;

"Huaxi Aluminum"	Huaxi Aluminum Co., Ltd.* (), which is directly owned as to 56.86% equity interest by the Company as at the date of the announcement;

"Independent Shareholder(s)"

the Shareholder(s) (other than Chinalco and its associates) who are not required to abstain from voting on the resolutions to be proposed at the AGM to approve the Proposed Disposal of Aluminum Fabrication Interests and the Proposed Transfer of Loans;

"Loans"	the target subject of the Loan Transfer Agreement, including Loan I and Loan II;

"Loan I"	the total entrusted loans owed by Chalco Henan to the Company as at 31 December 2012;

"Loan II"	the total entrusted loans owed by Chalco Qingdao to the Company as at 31 December 2012;

"Loan Transfer Agreement"	the loan transfer agreement to be entered into between the Company and Chinalco, pursuant to which the Company agreed to sell and Chinalco agreed to purchase the Loans;

"PBOC"	People's Bank of China;

"PCAA"	Pan-China Assets Appraisal Co., Ltd., a qualified independent valuer;

"PRC"	the People's Republic of China which, for the purposes of this announcement, excludes Hong Kong, the Macau Special Administrative Region and the Taiwan region;

"PRC GAAP"	the generally accepted accounting principles in the PRC;

"Proposed Disposal of	the proposed disposal of the alumina assets of Guizhou Branch of the Company to Guizhou Aluminum Plant,
Alumina Assets"	a subsidiary of Chinalco;

"Proposed Disposal of	the proposed disposal of the whole assets of Northwest Aluminum Fabrication Branch of the Company to
Aluminum Fabrication Assets"	Northwest Aluminum Fabrication Plant, a subsidiary of Chinalco;

"Proposed Disposal of	the proposed disposal of the Aluminum Fabrication Interests of the Company to Chinalco;
Aluminum Fabrication Interests"

"Proposed Transfer of Loans"	the proposed transfer of the Loans owed by Chalco Henan and Chalco Qingdao to Chinalco;

"RMB"	Renminbi, the lawful currency of the PRC;

"Sapa Chalco"	Sapa Chalco Aluminum Products (Chongqing) Co., Ltd.* (), which is directly owned as to 50% equity interest by the Company as at the date of the announcement;

"SASAC"	State-owned Asset Supervision and Administration Commission of the State Council, the PRC;

"Share(s)"	A Shares and H Shares;

"Shareholder(s)"	A Shareholders and H Shareholders;

"Supplemental Notice"	the notice enclosed with the supplemental circular of the Company dated 7 June 2013 for use at the AGM;

"%"	per cent.

By order of the Board
Aluminum Corporation of China Limited*
Xu Bo
Company Secretary

Beijing, the PRC
9 June 2013

As at the date of this announcement, the members of the Board of Directors comprise Mr. Xiong Weiping, Mr. Luo Jianchuan and Mr. Liu Xiangmin (Executive Directors); Mr. Shi Chungui and Mr. Lv Youqing and Mr. Liu Caiming (Non-executive Directors); Mr. Zhang Zhuoyuan, Mr. Wang Mengkui and Mr. Zhu Demiao (Independent Non-executive Directors).

* For identification purpose only

About the Company
Our contact information of this release is:

*	Business address: No. 62 North Xizhimen Street, Haidian District, Beijing, People's Republic of China, 100082
*	Telephone number: (86-10) 8229 8103
*	Website: http://www.chalco.com.cn
*	Contact person: Xu Bo, Company Secretary